14 May 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Unaudited Results for the First Quarter ended 31 March 2004
2) Slides for the First Quarter 2004 Unaudited Results

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

dlw 5/20

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 98 OF 13.05.2004
Announcement No. 98

WANT WANT HOLDINGS LTD

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2004

The Board of Directors of Want Want Holdings Ltd is pleased to announce the Unaudited Results for the first quarter ended 31 March 2004.

Results 1Q04.PDF

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/05/2004 to the SGX

MASNET No. 101 OF 13.05.2004
Announcement No. 101

WANT WANT HOLDINGS LTD

SLIDES FOR THE FIRST QUARTER 2004 UNAUDITED RESULTS

Attached are the slides of the unaudited results of Want Want Holdings Ltd for the first quarter ended 31 March 2004.

Slides 1Q2004.pdf

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/05/2004 to the SGX

Want Want Holdings Ltd
1Q 2004 RESULT

13May 2004

1Q Financials

Unit: USD'000

	2004		2003		YoY
Turnover	130,672	100.0%	130,693	100.0%	(0.02)%
Gross Profit	52,492	40.2%	57,499	44.0%	(8.71)%
Operating Profit	21,271	16.3%	29,966	22.9%	(29.02)%
Net Profit	21,186	16.2%	28,210	21.6%	(24.9)%
EPS (cents) *	1.66		2.21		(24.89)%

* Based on 1,279,942,888 outstanding shares as at 31 Mar 2004 (2003: 1,273,612,192)

1Q Review

- Turnover flat y-o-y at US$131 million due to absence of traditional festive demand, which spilled over to 4Q03 because of earlier Chinese new year season
- Gross profit margin lower by 3.8% due to higher raw material cost and shift in sales mix towards lower margin products
- Sales of rice crackers and snacks declined 5.2% and 5.8% respectively while beverages rose 16%
- Sales and unit sales volume of sub-brand rice crackers continued to improve
- Profit before tax decreased 26.5% as a result of change of sales mix, higher raw material and operating cost

3 Months Turnover Breakdown

Turnover By Products


100%
80%
60%
40%
20%
0%
2.8%
27.5%
29.7%
40.0%
2.5%
23.7%
31.6%
42.2%
2004
2003
Rice Crackers
Other Snacks
Beverages
Others

Turnover By Regions


100%
80%
60%
40%
20%
0%
6.8%
5.5%
87.7%
4.1%
5.3%
90.6%
2004
2003
China
Taiwan
Others

3 Months Profit Breakdown

Profit By Products



100%
80%
60%
40%
20%
0%
-20%
38.0%
41.1%
21.3%
-0.4%
28.3%
44.0%
28.9%
-1.2%
2004
2003
Rice Crackers
Other Snacks
Beverages
Others

Profit By Regions



100%
80%
60%
40%
20%
0%
3.1%
3.9%
93.1%
3.8%
2.4%
93.8%
2004
2003
China
Taiwan
Others

PRC 3 Months Turnover Breakdown By Products

Rice Crackers

	2004	2003
Sugar coated	49%	45%
Savory	33%	34%
Fried	10%	7%
Others	8%	14%
Total:	100%	100%
Core Brand	59%	70%
Non-Core Brand	41%	30%

Snack Foods

	2004	2003
Gummy Sweet	44%	53%
Ball cake	18%	18%
Jelly/Popsicle	21%	10%
Others	17%	19%
Total:	100%	100%

Beverages

	2004	2003
Milk	97%	99%
Others	3%	1%
Total:	100%	100%

Liquidity Position as at 31 March

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash(04)	*132,481*	*1,507*	*131*	*30,639*	*820*	*165,578*
Cash(03)	106,797	1,096	191	4,384	34	112,502
Debt(04)	*603*	*1,513*	*NA*	*58,000*	*NA*	*60,116*
Debt(03)	11,198	5,178	NA	10,350	NA	26,726

Net Cash (March 04): 105,462

Financial Ratio

	31 Mar 04	31 Dec 03
Net Debt/Equity	net cash	net cash
A/R turnover ratio	24 days	25 days
Current ratio	439%	391%
Inventory turnover ratio	106 days	93 days
Average interest rate	1.7 %	2.3 %
Interest coverage ratio	64.8	112.8

旺-旺

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the First Quarter Ended 31 March 2004:-

Group	First Quarter 2004 US$'000	First Quarter 2003 US$'000	Increase/ (decrease) %
Revenue	130,672	130,693	(0.0)
Cost of sales	(78,180)	(73,194)	6.8
Gross profit	52,492	57,499	(8.7)
Other operating income	2,258	2,003	12.7
Foreign exchange gain	215	21	n.m
Distribution and selling costs	(19,478)	(16,731)	16.4
Administrative expenses	(11,743)	(10,802)	8.7
Other operating expenses	(1,092)	(1,376)	(20.6)
Profit from operations	22,652	30,614	(26.0)
Finance cost	(348)	(239)	45.6
Profit before share of results of associates	22,304	30,375	(26.6)
Share of results of associates	(64)	(131)	(51.1)
Profit before income tax	22,240	30,244	(26.5)
Income tax expense	(1,208)	(2,029)	(40.5)
Profit after income tax	21,032	28,215	(25.5)
Minority interests	154	(5)	n.m
Net profit attributable to shareholders	21,186	28,210	(24.9)

1(a)(ii) Additional Information

Group	First Quarter 2004 US$'000	First Quarter 2003 US$'000	Increase/ (decrease) %
Gain on sale of investment	1	15	(93.3)
Interest income	424	262	61.8
Investment income	-	(7)	n.m
Depreciation and amortisation	(8,295)	(8,437)	(1.7)
Underprovision of tax in respect of prior years	-	(42)	n.m
Loss on disposal of plant and equipment	(65)	(57)	14.0
Plant and equipment written off	(166)	-	n.m

1(a)(iii) Analysis of sales

Group	Turnover First Quarter 2004 US$'000	Turnover First Quarter 2003 US$'000	Increase/ (decrease) %	Profit Before Tax First Quarter 2004 US$'000	Profit Before Tax First Quarter 2003 US$'000	Increase/ (decrease) %
By Geographical Region						
China	114,649	118,389	(3.2)	20,694	28,355	(27.0)
Taiwan	7,212	6,897	4.6	859	733	17.2
Others	8,811	5,407	63.0	687	1,156	(40.6)
Total	130,672	130,693	(0.0)	22,240	30,244	(26.5)
By Activity						
Rice Crackers	52,285	55,179	(5.2)	4,743	8,745	(45.8)
Other Snacks	38,824	41,229	(5.8)	9,150	13,294	(31.2)
Beverages	35,973	31,016	16.0	8,452	8,578	(1.5)
Others	3,590	3,269	9.8	(105)	(373)	(71.8)
Total	130,672	130,693	(0.0)	22,240	30,244	(26.5)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.03.2004	31.12.2003	31.03.2004	31.12.2003
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	165,578	156,163	198	1,154
Inventories	101,037	104,552	-	-
Trade receivables	28,844	40,830	-	-
Related companies and associates	2,298	1,601	125,292	119,183
Short-term investments	19,993	18,008	-	-
Other receivables and prepayments	49,414	23,754	73	1,606
Total current assets	367,164	344,908	125,563	121,943
Non-current assets:				
Investment in subsidiaries	-	-	379,462	379,226
Investment in associates	368	416	-	-
Long-term investments	1,136	1,128	830	830
Property, plant and equipment	305,211	306,117	5,312	5,342
Deferred expenditure	1,192	1,216	-	-
Other intangible asset	156	158	156	158
Total non-current assets	308,063	309,035	385,760	385,556
Total assets	675,227	653,943	511,323	507,499
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	71,236	83,941	133	207
Short-term bank loans	10,116	1,350	-	-
Income tax payable	2,368	3,033	2	2
Total current liabilities	83,720	88,324	135	209
Non-current liabilities:				
Long-term bank loans	50,000	50,000	-	-
Negative goodwill on consolidation	1,132	1,154	-	-
Total non-current liabilities	51,132	51,154	-	-
Minority interests	10,732	11,137	-	-
Capital and reserves:				
Issued capital	127,994	127,364	127,994	127,364
Share premium	76,286	72,787	76,286	72,787
Warrant reserve	301	459	301	459
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	309	309	309	309
Capital reserve - other	18,251	18,251	-	-
Currency realignment reserve	(6,083)	(7,241)	-	-
Accumulated profits	256,484	235,298	261,721	261,794
Proposed dividend	44,577	44,577	44,577	44,577
Legal reserve	6,862	6,862	-	-
Total capital and reserves	529,643	503,328	511,188	507,290
Total liabilities and equity	675,227	653,943	511,323	507,499

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/03/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	10,116	0	1,350

Amount repayable after one year

As at 31/03/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	50,000	0	50,000

Details of any collateral

Not Applicable

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	31.3.2004 US$'000	31.3.2003 US$'000
Cash flows from operating activities:		
Profit before share of results of associates	22,304	30,375
Add items not requiring cash:		
Depreciation expense	8,251	8,406
Amortisation of deferred expenditure	42	29
Amortisation of intangible assets	2	2
Amortisation of negative goodwill	(37)	(22)
Loss on disposal of plant and equipment	65	57
Plant and equipment written off	166	-
Interest expense	348	239
Interest income	(424)	(262)
Cash flows provided by operations before changes in working capital	30,717	38,824
Inventories	3,515	8,630
Trade receivables	11,986	(582)
Related companies and associates	(697)	(258)
Other receivables and prepayments	(25,699)	2,516
Trade payables	(12,705)	(7,014)
Cash generated from operations	7,117	42,116
Interest paid	(348)	(239)
Interest received	463	262
Income tax paid	(1,873)	(603)
Net cash from operating activities	5,359	41,536
Cash flows from investing activities:		
Purchase of property, plant and equipment	(6,540)	(8,648)
Proceeds from disposal of plant and equipment	61	181
Capital reduction less acquisition of associates	-	(200)
Deferred expenditure	(2)	(727)
(Purchase less disposal) Disposal less purchase of other investments	(1,985)	1,888
Net cash used in investing activities	(8,466)	(7,506)
Cash flows from financing activities:		
Increase (Decrease) in bank loans	8,766	(13,255)
(Payment to) Contribution from minority shareholders	(236)	1,718
Shares issued on exercise of warrants	3,971	-
Net cash from (used in) financing activities	12,501	(11,537)
Net effect of exchange rate changes in consolidating subsidiaries	21	106
Increase in cash and cash equivalents	9,415	22,599
Cash and cash equivalents at beginning of period	156,163	89,903
Cash and cash equivalents at end of period	165,578	112,502

Notes to the consolidated cash flow statement

Not Applicable

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Group											
Balance at 1 Jan 2003	**127,361**	**72,773**	**460**	**4,662**	**309**	**16,778**	**(8,196)**	**181,490**	**25,472**	**6,148**	**427,257**
Currency translation differences	-	-	-	-	-	-	111	-	-	-	111
Profit attributable to shareholders	-	-	-	-	-	-	-	28,210	-	-	28,210
Balance at 31 Mar 2003	**127,361**	**72,773**	**460**	**4,662**	**309**	**16,778**	**(8,085)**	**209,700**	**25,472**	**6,148**	**455,578**
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**4,662**	**309**	**18,251**	**(7,241)**	**235,298**	**44,577**	**6,862**	**503,328**
Currency translation differences	-	-	-	-	-	-	1,158	-	-	-	1,158
Profit attributable to shareholders	-	-	-	-	-	-	-	21,186	-	-	21,186
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	-	-	-	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**4,662**	**309**	**18,251**	**(6,083)**	**256,484**	**44,577**	**6,862**	**529,643**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at 1 Jan 2003	**127,361**	**72,773**	**460**	**309**	**216,088**	**25,472**	**442,463**
Profit attributable to shareholders	-	-	-	-	795	-	795
Balance at 31 Mar 2003	**127,361**	**72,773**	**460**	**309**	**216,883**	**25,472**	**443,258**
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**309**	**261,794**	**44,577**	**507,290**
Loss attributable to shareholders	-	-	-	-	(73)	-	(73)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**309**	**261,721**	**44,577**	**511,188**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the quarter ended 31 March 2004, the company issued, as a result of the exercise of warrants, 6,305,000 ordinary shares of US$0.10 each at an exercise price of US$0.63 (31 March 2003 : nil).

As at 31 March 2004, there were 12,054,026 outstanding warrants at exercise price of US$0.63 each (31 March 2003 : 18,384,722).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Company has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
Earnings per ordinary share	**31/03/2004**	**31/03/2003**
(i) Based on weighted average number of ordinary shares in issue	1.66 US cts	2.21 US cts
**Weighted average number of ordinary shares	1,275,740,221	1,273,612,000
(ii) On a fully diluted basis	1.65 US cts	2.21 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,281,132,812	1,275,130,000

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/03/2004	**31/12/2003**	**31/03/2004**	**31/12/2003**
Net asset value per ordinary share based on existing issued share capital as at the end of the period	41.38 US cts	39.52 US cts	39.94 US cts	39.83 US cts
**Number of ordinary shares in issue	1,279,942,888	1,273,637,888	1,279,942,888	1,273,637,888

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Group turnover in 1Q2004 remained flat at US$131 million compared to 1Q2003. Profit before tax however declined 27% to US$22 million.

For Rice Crackers, turnover and profit before tax decreased 5% and 46% respectively year-on-year. As explained in our full year 2003 result release, the early Chinese New Year season this year resulted in festive demand spilling into 4Q2003. Hence, 1Q2004 captured lesser festive sales; in particular sales of festive gift packs were lower, as compared to 1Q2003. Total unit sales volume in China remained flat year-on-year with core brand decreasing by 22% and sub-brands improving by 15%. Higher raw material cost (such as rice and palm oil) and higher operating expenses resulted in further decline in pre-tax profit.

Turnover of Other Snacks declined 6% year-on-year. This was due mainly to lower turnover of gummy sweets and nuts products due to the early Chinese New Year season as explained above. Higher raw material.cost for gummy sweets and ball cake lowered gross profit margin. In addition, higher promotional expenses resulted in higher decline in profit before tax of 31%.

Beverages improved 16% in turnover over 1Q2003 as a result of higher sales of tetra-pak Hot Kid milk. However, with higher cost of milk powder, profit before tax was 2% lower compared to the same period last year.

Geographically, turnover in Taiwan and Others improved 5% and 63% respectively. This was offset by China, which declined 3%, resulting in overall flat turnover over 1Q2003. Pre-tax profit decreased 27% due mainly to lower profit margin in China as a result of higher raw material cost, shift in sales mix towards lower margin products and higher operating expenses. For Other regions, turnover improved significantly by 63% mainly because of additional sales from Japan and higher sales from Australia and Indonesia. However, its profit before tax declined 41% because of lower tax refund from reinvestment of profits in China.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Not applicable.

10. Prospect

The rising cost of raw materials has affected many industries in China and our first quarter performance has also been similarly affected. To mitigate the negative effect of escalating cost, the group has taken measures such as setting up milk powder plant and bulk purchase of rice. In addition, the Group will continue to improve capacity utilization by increasing sales volume through our sales management, product and promotional strategies.

In 1Q 2004, our core brand new rice cracker products, which enjoy relatively higher margins, were launched and consumer response has been positive. Our sub-brands rice crackers, despite a price hike for yappy brand products in last quarter 2003, continued to grow in both sales and unit volume.

As a result of more aggressive promotional activities, our group sales have started to register year-on-year growth from February 2004 onwards.

With our strong financial position and vigilance in our sales and cost management, we believe we are well placed to meet the challenges ahead.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Not Applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Not Applicable

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable